CAREERLINK HOLDINGS, INC.

1907 Harney St., Suite 160

Omaha, NE 68102.

(402) 345-5025

November 21, 2022

Alexandra Barone

Staff Attorney

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

Re:	Careerlink Holdings, Inc. Offering Statement on Form 1-A Filed Originally Filed: September 19, 2022 File No. 024-11997

Dear Ms. Alexandra Barone:

We are in receipt of your letter dated October 14, 2022, setting forth certain comments to the Offering Statement on Form 1-A which was originally filed on September 19, 2022, by Careerlink Holdings, Inc., a Delaware corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Amendment No. 1 to Offering Statement on Form 1-A filed October 7, 2022

Plan of Distribution and Selling Securityholders Incentives, page 22

1. Please refer to prior comment 3 and disclose the details of the market promotions that the company intends to offer in this offering.

Response: The Company has disclosed the details as requested.

Interest of Management and Others in Certain Transactions, page 43

2. We note your response to prior comment 4. Please disclose the Conversion Price as of the date of the offering statement.

Response: The Company has added the conversion price as requested.

General

3. Please include financial statements for the six months ended June 30, 2022. Refer to Part F/S of Form 1-A.

Response: The Company has included the financials for the six months ended June 30, 2022.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (402) 345-5025. Thank you for your attention to this matter.

Yours Truly,

/s/ Phillip Greenwood
Phillip Greenwood